UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 15,000,000 Callable Step-Up Fixed Rate Notes due April 29, 2016

Filed pursuant to Rule 3 of Regulation BW

Dated: April 25, 2011

The following information regarding the U.S. Dollar 15,000,000 Callable Step-Up Fixed Rate Notes due April 29, 2016 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 22, 2010) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a)    U.S. Dollar 15,000,000 Callable Step-Up Fixed Rate Notes due April 29, 2016.

(b)    The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be determined as follows:

For the period from and including the Issue Date to but excluding October 29, 2013

2.00 per cent. per annum

For the period from and including October 29, 2013 to but excluding October 29, 2014

2.50 per cent. per annum

For the period from and including October 29, 2014 to but excluding April 29, 2015

3.00 per cent. per annum

For the period from and including April 29, 2015 to but excluding October 29, 2015

4.00 per cent. per annum

For the period from and including October 29, 2015 to but excluding April 29, 2016

6.00 per cent. per annum

payable semi-annually in arrear, on each April 29 and October 29, commencing October 29, 2011 and ending April 29, 2016.

(c) Maturing April 29, 2016. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d)    Notes are callable by the Bank at par on each January 29, April 29, July 29 and October 29, commencing July 29, 2011 and ending on January 29, 2016, with 5 New York Business Days notice.

(e)    Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)    Not applicable.

(g)    No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h)    See Prospectus, pages 8-13.

(i)    Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of April 21, 2011, the Bank entered into a Terms Agreement with Goldman Sachs International as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 15,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 29, 2011.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 15,000,000	N/A	USD 15,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.    Final Terms dated April 21, 2011.

B.    Terms Agreement dated April 21, 2011.

Final Terms dated April 21, 2011

International Bank for Reconstruction and Development

Issue of

USD 15,000,000 Callable Step-Up Fixed Rate Notes due April 29, 2016

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	3966

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“USD”)

4. Aggregate Nominal Amount:

(i) Series:	USD 15,000,000

(ii) Tranche:	USD 15,000,000

5. Issue Price:	100 per cent. of the Aggregate Nominal Amount

6. Specified Denominations (Condition 1(b)):	USD 1,000

7. Issue Date:	April 29, 2011

8. Maturity Date (Condition 6(a)):	April 29, 2016

9. Interest Basis (Condition 5):	Step-Up Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	Call Option (further particulars specified below)

13. Status of the Notes (Condition 3):	Senior Unsecured and unsubordinated

14. Listing:	None

15. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rate of Interest:	From and including the Issue Date, to but excluding October 29, 2013: 2.00 per cent. per annum

From and including October 29, 2013, to but excluding October 29, 2014: 2.50 per cent. per annum

From and including October 29, 2014, to but excluding April 29, 2015: 3.00 per cent. per annum

From and including April 29, 2015, to but excluding October 29, 2015: 4.00 per cent. per annum

From and including October 29, 2015, to but excluding April 29, 2016: 6.00 per cent. per annum

(ii) Interest Payment Date(s):	April 29 and October 29 in each year, from and including October 29, 2011 to and including the Maturity Date

(iii) Day Count Fraction (Condition 5(l)):	30/360

(iv) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17. Call Option (Condition 6(d)):	Applicable

(i) Optional Redemption Date(s):	January 29, April 29, July 29 and October 29 in each year, commencing July 29, 2011 to and including January 29, 2016.

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000 per Specified Denomination

(iii) Notice period:	Five (5) New York Business days prior to the Optional Redemption Date

18. Final Redemption Amount of each Note (Condition 6):	USD 1,000 per Specified Denomination

19. Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20. Form of Notes (Condition 1(a)):	Fed Bookentry Notes:

Fed Bookentry Notes available on Issue Date

21. New Global Note:	No

22. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

23. Governing law (Condition 14):	New York

24. Other final terms:	Not Applicable

DISTRIBUTION

25. (i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

(ii) StabilizingManager(s) (if any):	Not Applicable

26. If non-syndicated, name of Dealer:	Goldman Sachs International

27. Total commission and concession:	Not Applicable

28. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

29. ISIN Code:	US459058BF92

30. CUSIP:	459058BF9

31. Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

32. Delivery:	Delivery against payment

33. Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 22, 2010

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ C. Segni
Name: C. Segni
Title: Authorized
Duly authorized

TERMS AGREEMENT NO. 3966 UNDER THE FACILITY

21 April, 2011

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

USA

The undersigned agrees to purchase from you (the “Bank”) the Bank’s USD 15,000,000 Callable Step Up Fixed Rate Notes due 29 April 2016 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. London time on 29 April 2011 (the “Settlement Date”) at an aggregate purchase price of USD 15,000,000 (which is 100 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of 28 May, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount).

2	Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA# 021000018 Bank of NYC/GIL; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021 081 367 (IBRD WASH/ISSUER – CODE 2500).

3	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to pay the following expenses, if applicable:

(a)	all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes; and

(c)	the legal fees and expenses of Linklaters LLP, counsel to the Dealer.

6	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For	purposes hereof, the notice details of the undersigned are as follows:

Goldman Sachs International

Attention:	EMTN desk
Telephone:	+44 (0)20 777 48305
Fax:	+44 (0)20 755 28680

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Goldman Sachs International

By:	/s/ Alex Langley
Alex Langley

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION

AND DEVELOPMENT

By:	/s/ C. Segni
Name: C. Segni Authorized Officer